Exhibit 22

FOR IMMEDIATE RELEASE

Contact:
Adam C. Derbyshire	Mike Freeman	Mark R. Vincent
Sr. Vice President and	Director, Investor Relations and	Euro RSCG Life NRP
Chief Financial Officer	Corporate Communications
919-862-1000	919-862-1000	212-845-4239

INSTITUTIONAL SHAREHOLDER SERVICES
 RECOMMENDS SALIX STOCKHOLDERS VOTE
 FOR SALIX DIRECTOR NOMINEES

ISS Recommends Vote AGAINST Axcan’s Proposed Bylaw Resolution

RALEIGH, NC, June 10, 2003—Salix Pharmaceuticals, Ltd. (Nasdaq:SLXP) today announced that Institutional Shareholder Services (ISS) has recommended that Salix stockholders vote FOR the slate of Board of Director nominees proposed by the Company in its proxy, and to NOT VOTE the slate proposed by Axcan. ISS also has recommended that stockholders vote AGAINST Axcan’s proposed bylaw resolution. These recommendations follow ISS’ thorough and comprehensive analysis of the issues. Salix’s Annual Meeting of Stockholders is scheduled for June 19, 2003 at 9:00 a.m. EDT.

ISS is widely recognized as the leading independent proxy advisory firm in the nation. Its recommendations are relied upon by hundreds of major institutional investment firms, mutual funds, and other fiduciaries throughout the country. Specifically, ISS concluded in its June 9, 2003 report that:

•	“In comparing the two slates, Axcan’s slate is not offering anything with respect to the strategic direction of the company at this point.”

•	“Furthermore, Salix’s slate better represents the mix of pharmaceutical and sales and marketing experience necessary to position the company for growth.”

•	“Based on the company’s current progress, Salix’s board should be given an opportunity to execute its business strategy, ramp up sales of Colazal®, secure FDA approval for granulated mesalamine, and unlock Rifaximin’s value in 2004 in hopes of turning the company profitable.”

Robert P. Ruscher, Executive Chairman of the Board of Salix, stated, “We are very pleased with the ISS recommendations and their endorsement of the Salix Board. We believe the ISS recommendations to vote FOR the five Salix director nominees and AGAINST Axcan’s proposed bylaw resolution provide confirmation of our Board’s ongoing commitment to enhancing stockholder value.

“I am particularly pleased that ISS looked beyond the rhetoric that has surrounded Axcan’s hostile tender offer for Salix and the related proxy contest and litigation, and instead focused on the relevant issues involved in this matter. It is our understanding that ISS was aware of all issues raised by Axcan, through litigation and otherwise, prior to rendering their final decision. Axcan might try to shift the focus away from this important decision, but the fact remains that ISS, the nation’s leading independent proxy advisory firm, has looked at all of the issues raised by Axcan and Salix, has heard arguments from both sides, and has agreed to support the current Salix Board. We strongly urge stockholders to follow ISS’ recommendations and to sign, date and return their WHITE proxy cards with a vote FOR the five Salix director nominees and AGAINST the bylaw resolution,” added Mr. Ruscher.

ISS, in reaching its decision to recommend that Salix stockholders vote FOR the Salix slate of directors, reviewed all relevant public information and issued Salix a Corporate Governance Quotient rating of 92.2%. This rating means that in ISS’ opinion, Salix outperforms 92.2% of all companies that comprise the Russell 3000 index with respect to corporate governance.

Salix Pharmaceuticals, Ltd., headquartered in Raleigh, North Carolina, develops and markets prescription pharmaceutical products for the treatment of gastrointestinal diseases. Salix’s strategy is to in-license late-stage or marketed proprietary therapeutic drugs; complete any required development and regulatory submission of these products; and market them through the Company’s 84-member gastroenterology specialty sales and marketing team. Salix trades on the Nasdaq National Market under the ticker symbol “SLXP.”

Institutional Shareholder Services, based in Bethesda, MD, serves more than 950 institutional and corporate clients worldwide with its core business — analyzing proxies and issuing informed research and objective vote recommendations for more than 10,000 U.S. and 12,000 non-U.S. shareholder meetings each year. Permission to quote ISS’ report was neither sought nor obtained.

Stockholders with questions or in need of assistance in voting their shares should contact Salix’s proxy solicitor, Georgeson Shareholder Communications Inc. at (800) 818-7537.

For more information please contact the Company at 919-862-1000 or visit our web site at www.salix.com. Information on our web site is not incorporated in our SEC filings.

Please Note: This press release contains forward-looking statements regarding future events. These statements are just predictions and are subject to risks and uncertainties that could cause the actual events or results to differ materially. These risks and uncertainties include risks of regulatory review and clinical trials, the need to acquire additional products and management of rapid growth. The reader is referred to the documents that the Company files from time to time with the Securities and Exchange Commission.

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